SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Resolute Energy Corporation

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

76116A306

(CUSIP Number)

Stephen Penner

300 Park Avenue, Suite 1602

New York, NY 10022

(646) 571-1702

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 22, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 10 Pages)

CUSIP No. 76116A306	SCHEDULE 13D/A	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON VR Global Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7

  SOLE VOTING POWER

  1,054,453 shares of Common Stock (including 186,239 shares of Common Stock issuable upon conversion of 5,500 shares of 8 1/8% Series B Cumulative Perpetual Convertible Preferred Stock)

	8	SHARED VOTING POWER 0
	9

  SOLE DISPOSITIVE POWER

  1,054,453 shares of Common Stock (including 186,239 shares of Common Stock issuable upon conversion of 5,500 shares of 8 1/8% Series B Cumulative Perpetual Convertible Preferred Stock)

	10	SHARED DISPOSITIVE POWER 0

11

  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

  1,054,453 shares of Common Stock (including 186,239 shares of Common Stock issuable upon conversion of 5,500 shares of 8 1/8% Series B Cumulative Perpetual Convertible Preferred Stock)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5% (See Item 5)
14	TYPE OF REPORTING PERSON PN

CUSIP No. 76116A306	SCHEDULE 13D/A	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON VR Advisory Services Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8

  SHARED VOTING POWER

  1,054,453 shares of Common Stock (including 186,239 shares of Common Stock issuable upon conversion of 5,500 shares of 8 1/8% Series B Cumulative Perpetual Convertible Preferred Stock)

	9	SOLE DISPOSITIVE POWER 0
	10

  SHARED DISPOSITIVE POWER

  1,054,453 shares of Common Stock (including 186,239 shares of Common Stock issuable upon conversion of 5,500 shares of 8 1/8% Series B Cumulative Perpetual Convertible Preferred Stock)

11

  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

  1,054,453 shares of Common Stock (including 186,239 shares of Common Stock issuable upon conversion of 5,500 shares of 8 1/8% Series B Cumulative Perpetual Convertible Preferred Stock)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5% (See Item 5)
14	TYPE OF REPORTING PERSON CO, IA

CUSIP No. 76116A306	SCHEDULE 13D/A	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON VR Capital Participation Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8

  SHARED VOTING POWER

  1,054,453 shares of Common Stock (including 186,239 shares of Common Stock issuable upon conversion of 5,500 shares of 8 1/8% Series B Cumulative Perpetual Convertible Preferred Stock)

	9	SOLE DISPOSITIVE POWER 0
	10

  SHARED DISPOSITIVE POWER

  1,054,453 shares of Common Stock (including 186,239 shares of Common Stock issuable upon conversion of 5,500 shares of 8 1/8% Series B Cumulative Perpetual Convertible Preferred Stock)

11

  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

  1,054,453 shares of Common Stock (including 186,239 shares of Common Stock issuable upon conversion of 5,500 shares of 8 1/8% Series B Cumulative Perpetual Convertible Preferred Stock)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5% (See Item 5)
14	TYPE OF REPORTING PERSON CO, HC

CUSIP No. 76116A306	SCHEDULE 13D/A	Page 5 of 10 Pages

1	NAME OF REPORTING PERSON VR Capital Group Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8

  SHARED VOTING POWER

  1,054,453 shares of Common Stock (including 186,239 shares of Common Stock issuable upon conversion of 5,500 shares of 8 1/8% Series B Cumulative Perpetual Convertible Preferred Stock)

	9	SOLE DISPOSITIVE POWER 0
	10

  SHARED DISPOSITIVE POWER

  1,054,453 shares of Common Stock (including 186,239 shares of Common Stock issuable upon conversion of 5,500 shares of 8 1/8% Series B Cumulative Perpetual Convertible Preferred Stock)

11

  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

  1,054,453 shares of Common Stock (including 186,239 shares of Common Stock issuable upon conversion of 5,500 shares of 8 1/8% Series B Cumulative Perpetual Convertible Preferred Stock)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5% (See Item 5)
14	TYPE OF REPORTING PERSON CO, HC

CUSIP No. 76116A306	SCHEDULE 13D/A	Page 6 of 10 Pages

1	NAME OF REPORTING PERSON VR Capital Holdings Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8

  SHARED VOTING POWER

  1,054,453 shares of Common Stock (including 186,239 shares of Common Stock issuable upon conversion of 5,500 shares of 8 1/8% Series B Cumulative Perpetual Convertible Preferred Stock)

	9	SOLE DISPOSITIVE POWER 0
	10

  SHARED DISPOSITIVE POWER

  1,054,453 shares of Common Stock (including 186,239 shares of Common Stock issuable upon conversion of 5,500 shares of 8 1/8% Series B Cumulative Perpetual Convertible Preferred Stock)

11

  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

  1,054,453 shares of Common Stock (including 186,239 shares of Common Stock issuable upon conversion of 5,500 shares of 8 1/8% Series B Cumulative Perpetual Convertible Preferred Stock)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5% (See Item 5)
14	TYPE OF REPORTING PERSON CO, HC

CUSIP No. 76116A306	SCHEDULE 13D/A	Page 7 of 10 Pages

1	NAME OF REPORTING PERSON Richard Deitz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8

  SHARED VOTING POWER

  1,054,453 shares of Common Stock (including 186,239 shares of Common Stock issuable upon conversion of 5,500 shares of 8 1/8% Series B Cumulative Perpetual Convertible Preferred Stock)

	9	SOLE DISPOSITIVE POWER 0
	10

  SHARED DISPOSITIVE POWER

  1,054,453 shares of Common Stock (including 186,239 shares of Common Stock issuable upon conversion of 5,500 shares of 8 1/8% Series B Cumulative Perpetual Convertible Preferred Stock)

11

  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

  1,054,453 shares of Common Stock (including 186,239 shares of Common Stock issuable upon conversion of 5,500 shares of 8 1/8% Series B Cumulative Perpetual Convertible Preferred Stock)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5% (See Item 5)
14	TYPE OF REPORTING PERSON IN, HC

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (“SEC”) on February 7, 2018 (the “Original Schedule 13D”). Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Original Schedule 13D. This amendment amends Items 2(b), 3, 4, 5(a) and 5(e) as set forth below.

Item 2(b)	Address of Principal Business Office

    For the Fund, VRCP, VRCG and VRCH:

    c/o Intertrust (Cayman) Limited,

    190 Elgin Avenue, George Town, Grand Cayman, KY1-9005, Cayman Islands

    For VR:

    300 Park Avenue, Suite 1602, New York, NY 10022

    For Richard Deitz:

    Niddry Lodge, 51 Holland Street, First Floor, London, W8 7JB, United Kingdom

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Fund used a total of approximately $35,716,241 to acquire the Common Stock and the 8 1/8% Series B Cumulative Perpetual Convertible Preferred Stock (“Convertible Stock”) reported in this Schedule 13D. The source of the funds used to acquire the shares of Common Stock and Convertible Stock reported herein is the working capital of the Fund.

Item 4.	PURPOSE OF TRANSACTION

Item 4 is hereby amended and supplemented by the addition of the following:

Since filing the Original 13D on February 7, 2018, the Reporting Persons have had further discussions with the Issuer to express the Reporting Persons’ views on the Issuer’s business and strategies to maximize shareholder value. Subsequent to the Issuer publishing its Preliminary Third Quarter Production Results and Operations Update on October 11, 2018, the Reporting Persons delivered a letter to the Board, expressing disappointment with the Issuer’s existing strategy and the resultant substantial stock underperformance. Notwithstanding significant production growth, the Issuer has failed to demonstrate that it can deliver shareholder value as it grows production, and furthermore, the Issuer’s lack of scale makes it exceedingly unlikely that it will be able to deliver substantial shareholder value in the future. Therefore, the Reporting Persons concluded their letter by calling on the Board to immediately launch a formal process aimed at achieving a sale or merger of the Issuer in the nearest future, and to take all steps to preserve shareholder value in the meantime. The Reporting Persons also stated that in the event that the Board and management of the Issuer fail to actively endorse this approach, the Reporting Persons will consider all options, including seeking to install independent Board members to act in the best interests of the Issuer and its shareholders.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)

The Reporting Persons own 868,214 shares of Common Stock and 5,500 shares of 8 1/8% Convertible Stock, which may be converted at any time based on a current conversion rate of 33.8616 shares of Common Stock per share of the Convertible Stock. The percentages used in this Schedule 13D are calculated based upon the sum of (i) 23,166,491 shares of Common Stock issued and outstanding as of July 31, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2018, filed with the Securities Exchange Commission on August 6, 2018 plus (ii) 186,239 additional shares of Common Stock that are issuable upon conversion of the Convertible Stock held by the Reporting Persons.

(e)	On July 10, 2018 the Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Stock.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 1, 2018

VR Global Partners, L.P.

By: VR Advisory Services Ltd, its General Partner

By:	/s/ Richard Deitz
Name:	Richard Deitz
Title:	Authorized Person

VR Advisory Services Ltd

By:	/s/ Richard Deitz
Name:	Richard Deitz
Title:	Authorized Person

VR Capital Participation Ltd.

By:	/s/ Richard Deitz
Name:	Richard Deitz
Title:	Authorized Person

VR Capital Group Ltd.

By:	/s/ Richard Deitz
Name:	Richard Deitz
Title:	Authorized Person

VR Capital Holdings Ltd.

By:	/s/ Richard Deitz
Name:	Richard Deitz
Title:	Authorized Person

/s/ Richard Deitz
Richard Deitz